SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Globus Maritime Ltd.
(Name of Issuer)

Common Stock, par value $0.004 per share
(Title of Class of Securities)

Y27265407
(CUSIP Number)

June 18, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y27265407	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L1 Capital Global Opportunities Master Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Caymen Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,500,000 shares of Common Stock (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,500,000 shares of Common Stock (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000 shares of Common Stock (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%(3)
12.	TYPE OF REPORTING PERSON (see instructions) F1

(1) The reporting persons’ ownership consists of (a) 3,500,000 Common Shares and (b) 3,500,000 Series A Warrants (the “Warrants”), however, due to the beneficial ownership limitation of 4.99% of the Warrants, the reporting persons’ beneficial ownership of the Warrants is currently limited to 0 Warrants.

(2) David Feldman and Joel Arber are both the directors of L1 Capital Global Opportunities Master Fund Ltd. As such they each individually have sole dispositive and voting power.

(3) The reporting person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b), other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. Y27265407	13G	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

Globus Maritime Ltd.

(b)	Address of Issuer:

128 Vouliagmenis Avenue, 3rd Floor 166 74 Glyfada, Attica, Greece

Item 2. Identity and Background.

(a)	Name of Person Filing:

L1 Capital Global Opportunities Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

161A Shedden Road, 1 Artillery Court PO Box 10085 Grand Cayman, Cayman Islands KY1-1001

(c)	Citizenship or Place of Organization:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock, par value $0.004 per share.

(e)	CUSIP Number:

Y27265407

Item 3.

 Not applicable.

CUSIP No. Y27265407	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)	The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 40,702,380 shares of Common Stock outstanding.

(c)	David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund Ltd. As such, L1 Capital Global Opportunities Master Fund Ltd, Mr. Feldman and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 3,500,000 shares of Common Stock. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such shares, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.

(d)	The Reporting Person is a beneficial owner of 3,500,000 shares of Common Stock.

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. Y27265407	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	L1 Capital Global Opportunities Master Fund Ltd.

June 22, 2020	By:	/s/ David Feldman
David Feldman, Director